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February 22, 1995

Mr. Edward L. Cohen
Greenbelt Residential Limited Partnership
11501 Huff Court
North Bethesda, MD 20895
Re: Springhill Lake Apartments
(the "Project")

Dear Ed:

   Provided below are answers to the four questions raised in your letter dated February 17, 1995.

       1. As you know, Three Winthrop, as general partner, does not have the power to amend the partnership agreement to permit you to make a tender offer to purchase limited partnership interests or to permit any other action which is currently prohibited by the partnership agreement. Such an amendment would require the consent of at least a majority of the limited partners. You could have sought such consent in your currently pending consent solicitation but did not. You are still free to seek such consent in a new consent solicitation. You should note that if a majority of the limited partners in fact did consent in writing to effect an amendment such as that proposed by you, Three Winthrop would seriously consider, consistent with its fiduciary duty, whether to consent thereto. You should also note that whether or not any such amendment were to become effective, Three Winthrop would not agree to resign as the general partner of the Partnership and, if removed as general partner, would not (unless legally required to do so) consent to the substitution of any entity affiliated with you to become the general partner.

       2. It would be inconsistent with our fiduciary duties and the partnership's existing contractual relationships to expend assets of the partnership to cause the partnership's mortgage lender to take actions and incur out-of-pocket expenses (which would be paid by the partnership under the loan documents) in respect of a possible transaction which may never occur. For this reason we have determined that it would not be in the best interest of the partnership to approach the lender unless and until it is determined that the Project should be sold and that your offer is the highest and best offer in respect of the Project and that all conditions precedent to your offer (other than lender approval) have been satisfied or waived. If and when we make this determination, we will, of course, take all actions within our power to cause the lender to review your application and give you all due consideration to assume the mortgage indebtedness in respect of the Project.

       With respect to third parties who might be interested in purchasing the Project, Three Winthrop cannot make a valid assumption request to the lender until the identity and financial capabilities of the bidder is known. If the Partnership were to pay the fees necessary to cause the lender to pre-approve all bidders in respect of the Project, the cost would be substantial and, we believe, the mortgage lender might become unwilling to cooperate with us in the future.

       3. There is no need to engage in competitive bidding to arrive at a fair and reasonable management arrangement in respect of the Project. As experienced property managers in the DC area, you and we are each aware of the market value of management services in that area. The proposed management agreement with Winthrop Management has been approved by the lender, and Three Winthrop believes that the compensation arrangements specified in such agreement are fair and reasonable and consistent with the amounts charged by other unaffiliated managers of similar properties. For your information, I am enclosing a copy of the approved form of management agreement.

       Three Winthrop will provide you with a description of the precise expenses which will be reimbursable to Winthrop Management under the management agreement once Winthrop Management has reviewed the payroll and other relevant expense records of the Lerner Corporation with respect to the Project, and determined how a possible change in management will impact the Project's operations.






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       4. The reserve and escrow balances listed in Aquarius' Offer to
    Purchase dated February 1, 1995 are correct as of January 1, 1995, to the best of Three Winthrop's knowledge. You may wish to review the financial information which Three Winthrop already sends you on a regular monthly basis and which the Partnership files with the SEC on a regular quarterly basis to confirm that this meets your information needs.

   I would like to take this opportunity to make certain that the record is clear on certain of the matters stated in your correspondence to the limited partners. First, contrary to statements made by you to limited partners, at no time prior to your letter dated February 17, 1995 did you request Three Winthrop to market the Project to third parties and, in fact, prior to your letter to limited partners dated February 3, 1995, you had urged the partnership to sell the Project to you without competitive bidding. Second, contrary to statements made by you to limited partners, you have never attempted to obtain information on the partnership's escrows or reserves from Three Winthrop prior to your letter dated February 17, 1995.

   We have consistently fulfilled our fiduciary and other obligations to you and the other investors in the Project. In doing so, we have endeavored at all times to provide complete and truthful information to all interested partners. You have not in your cummunications to investors. You have instead attempted through groundless litigation and factual distortion to portray Three Winthrop in a negative light. You should note that we reserve any and all of our rights against you relating to such acts, including seeking redress for such acts in an appropriate forum and at an appropriate time.


Very truly yours,


F.X. Jacoby